Mail Stop 3561

February 17, 2009

Richard Crimmins
CEO
SMSA El Paso II Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

**Re: SMSA El Paso II Acquisition Corp.
          Registration Statement on Form 10
          Filed February 11, 2009
          File No. 0-53334**

Dear Mr. Crimmins:

        We have completed a preliminary reading of your registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not continue processing the registration statement until these material deficiencies are addressed.

Description of Business
Plan of Reorganization, page 4

        Please explain how the date of August 10, 2009 was determined based on the bankruptcy related documents. In your explanation, please cite to the relevant provisions of the documents.

Note B – Bankruptcy Action

        It appears you determined the net gain on bankruptcy liquidation as the difference between pre-confirmation assets and liabilities. As a result of the Plan, we note that the liabilities subject to compromise did not appear to be extinguished on a dollar-for-dollar basis and there appears to have been a loss on the current assets abandoned through bankruptcy. Tell us and quantify how the effects of the Plan (including any additional gain or loss) are reflected in the financial statements. Revise as necessary.

* * * * *

Please note that the Form 10 registration statement becomes effective automatically 60 days after filing. Should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call us at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: Richard B. Goodner, Esq.